                     U.S. Securities and Exchange Commission
                              Washington, D.C.20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                         i3Dx.com., a Nevada Corporation
                         -------------------------------
                              (Previously 3-Dx.com)


            Nevada                                     88-0429263
-------------------------------            ------------------------------------
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
 Incorporation or organization)


    4850 River Green Parkway, Duluth, Georgia                    30096
---------------------------------------------------          --------------
     (Address of principal executive offices)                  (zip code)


                                 (770) 497-0727
                                 --------------
                            Issuer's telephone number

           Securities to be registered under Section 12(g) of the Act:

Title of each class                              Name of each exchange on which
to be so registered: Class "A" Common Stock      each class is to be registered: None
                     Class "B" Common Stock

Securities to be registered under Section 12(g) of the Act:

           90 million Shares of Class "A" Common Shares and 10 million Class
               "B" Common Shares, par value $0.01 (one cent) per share
               -------------------------------------------------------
                                (Title of Class)

                                    I3DX.COM.

                                     Part I

Form 10-SB                          Item                                        Location in
Item Number                         Caption                                     Information Statement
-----------                         -------                                     ---------------------
1.                                  Description of Business                                4

2.                                  Management's Discussion And                            7
                                    Analysis or plan of Operation

3.                                  Description of Property                                8

4.                                  Security Ownership of Certain                          9
                                    Beneficial Owners and Management

5.                                  Directors, Executive Officers,                         10
                                    Promoters and Control Persons

6.                                  Executive Compensation                                 12

7.                                  Certain Relationships and Related                      13
                                    Transactions

8.                                  Description of Securities                              14


                                     Part II

1.                                  Market Price and Dividends on                          15
                                    the Registrant's Common Equity
                                    and Other Shareholder Matters

2.                                  Legal Proceedings                                      16

3.                                  Changes in and Disagreements                           16
                                    With Accountants

4.                                  Recent Sales of Unregistered                           16
                                    Securities

5.                                  Indemnification of Directors                           16
                                    and Officers


                                        2


                                    Part III

1.                                  Index to Exhibits                                      17

         ITEM 1.  DESCRIPTION OF BUSINESS.

         INCEPTION. i3Dx.com (the "Company" or i3Dx.com") was incorporated under the laws of the State of Nevada on June 18, 1999 as 3-Dx.com, with its name changed to i3Dx.com as of August 16, 1999. The Company was organized for the purposes of acting as an exclusive licensee, manufacturing, processing and marketing entity for certain unique and proprietary 3D technologies which allows the viewer to perceive images on printed material as a three dimensional print or transparency. The Company's technology (1) produces three-dimensional images that can be viewed comfortably and conveniently by individuals and groups without the use of glasses, viewers and other ancillary aids; and, (2) produces such images that are readily available on a practical and consistent, cost-effective basis, photographically or via computers. For the first part, the Company has a technology where, after printing, the image contains the same basic information that the original scene contained. That is, light arriving at the retina via the micro-lens screen of the print closely approximates the light captured by the camera at the original scene or created by the computer. For the second part, the various components of the Company's technologies are tightly integrated to offer a high-speed, electronic printing capability which is cost-effective and which enables the 3D image to be transferred from the first step to the last without distortion.

         Previously other approaches to 3D printed images contained considerably less information than a person sees when viewing the original image. The i3Dx.com system actually encodes more information than is instantaneously received by the eye of the person when viewing the original image. For the purposes of this Registration Statement, these processes are generically referred to as "3D" imaging or technology.

         i3Dx.com is currently a privately held corporation with its licensor and principal shareholder being, NimsTec Limited, a Bermuda Corporation. NimsTec currently holds Thirty Million shares of an authorized Ninety Million shares of the Class "A" common stock, constituting 87% of the issued and outstanding shares, and Ten Million shares of an authorized Ten Million shares of the Class "B" common stock. It should be noted the Class "B" common stock represents 51% of the voting shares in the Company. The only other significant present shareholder is Electric Gas and Technology, Inc., a small publicly traded NASDAQ National Market System corporation, (ELGT) whose relationship is subsequently explained in this Registration Statement as a funding and consulting public company, and which is also assisting i3Dx.com in the partial distribution of its stock to ELGT shareholders through an interim capitalization by ELGT.

         ELGT currently holds 4,500,000 shares of Class "A" common stock of which it intends to distribute Three Million to its shareholders pursuant to a contemporaneously filed SB-2 Registration Statement by the Company, together with two million Warrants out of 2.5 million exercisable for additional Class "A" common shares to its shareholders at $4.00 per share to acquire one share for each warrant exercised. After the intended distribution, ELGT would continue to directly own approximately 1.5 Million i3Dx.com Class "A" common restricted shares and warrants to acquire an additional 0.5 million shares. In addition, i3Dx.com has reserved an additional six million Class "A" shares for warrants or options of which ELGT has received a warrant right under which it may acquire up to 500,000 shares in a twenty-four month warrant period at $1.00 per share. At present there are no other issued and outstanding shares or shareholders of the Company.

         NimsTec Limited has primarily focused on the development of the 3D technology and acquisition of production equipment and facilities to a stage where commercial applications may commence, but should not be considered a predecessor or operating entity.

         BUSINESS. i3Dx.com is a hi-tech company which utilizes the Internet for the development and distribution of its products. The Company's technology is based on three-dimensional photographic lenticular (micro-lens) imaging and is suitable for any application which may benefit from increased visualization, such as medical imaging, advertising and marketing. Incorporated in Nevada, the Company maintains a 26,500 square foot administrative manufacturing and processing facility in Duluth, Georgia, where it mass-produces, at competitive prices, 3D images in both reflective print and transparency formats, for the commercial, medical and consumer markets.

         The Company can produce 3D images from single 2D source images (prints, negatives, or slides), single 2D digital datasets (files), multiple 2D images and datasets, customer 3D digital datasets or 3D digital datasets created by the Company's computer software for the customer.

         The majority of the Company's commercial source images are digital datasets received via the Internet. The Company's ability to transmit 3D data files via the Internet provides the opportunity for interactive participation with the client. This interaction also facilitates real time creation and editing of the 3D image to be produced and substantially reduces time from concept to market with the client receiving the exact image desired.

         The Company's primary intended business applications for this and related three-dimensional photographic technology include:

- THE COMMERCIAL MARKET - The commercial market would include such diverse applications as the producing of transparencies and reflective prints for advertising in various public and retail outlets. The commercial segment would also include assisting clients or other end users in preparing personal identification cards or documents through the use of the 3D imaging technology.

- THE MEDICAL MARKET - With the advent of the generation of volumetric datasets in medical imaging, i3Dx's precision photographic optical film is now utilized to communicate spatial relationships and depth cues for medical diagnoses. A specific application is 3D Fundus Photography wherein i3Dx processes images of the retinal surface of the human eye to a clinical standard for the patients of approximately 50 medical institutions.

- THE CONSUMER MARKET - The third aspect of the Company's business involves individual consumer 3D photography which is distinguishable from the prior aspects in that this primarily involves the sale and marketing of cameras capable of taking three- dimensional pictures by the amateur photographer, which then are delivered in 3D using processes and materials licensed or supplied by the Company. Other consumer products range from 3D greeting cards to 3D original art.

         While commercial market images are often created using computer software, or as a result of converting a 2D source image file to a 3D image, the medical market typically involves multiple images taken using special cameras or other equipment and the consumer market involves images taken using a multi-lens camera, or created using computer software.

         Since its inception in June, 1999, the Company has been processing medical images and consumer market orders. A number of commercial orders have also been received and are in various stages of processing ranging from design to shipping. The Company's Website, located at www.i3Dx.com, has produced considerable interest and numerous orders.

         The Company is engaged as a start-up entity in organizing the commercialization of its core technology including organizing its source imaging and distribution channels, primarily the Internet. The Company is receiving orders for its products via its Internet site as well as the 2D source image files or 3D datasets required for its commercial market imaging process. Because of the organizational stage of the Company's business, it must be considered a high risk investment which does not yet have any significant revenues or income.

         LICENSE AGREEMENT. The Company entered into an exclusive licensing contract for the technology with NimsTec Limited as of June 30, 1999 covering the territory of The United States, Canada, and Mexico. In consideration, the Company is obligated to pay to NimsTec five per cent (5%) of gross sales in exchange for a fifty year exclusive license (renewable once on like terms) with no minimum sales requirements to maintain the license.

         MAJORITY SHARES. NimsTec Limited has acquired thirty million of the Company's authorized ninety million class "A" shares, as well as all of the 10 million class "B" shares in consideration for the transfer of certain equipment and other assets to the Company.

         FUTURE FOREIGN INTEREST. The Company presently intends and has the right to acquire a currently undesignated minority interest in a Belgian corporation to be located in Flanders, Belgium. This company will manufacture micro-lens print film for NimsTec Limited, the intended majority shareholder of the to be formed Belgian corporation. The Belgian company may be an indirect supplier of photographic film and potentially related supplies utilized by the Company. The Belgian company will become an affiliate of i3Dx.com and will have a license to market 3D products in Europe. Neither i3Dx.com nor the Belgian company will directly sell to, or buy from, the other. The Company has designated Sixty-Five Thousand Dollars ($65,000) of the debenture proceeds to be received from ELGT for the purchase of the undesignated minority shareholder interest. No other terms of this intended future transaction have been negotiated.

         RELATIONSHIPS WITH PHOTO RETAIL COMPANIES. The Company currently has a working relationship with three photo retail companies to print 3D pictures for sale to the Company's intended consumer market.

         The Company estimates, but cannot warrant, that it will obtain profitability from anticipated operations and revenues after approximately the third year of operations. As noted above, the Company has not had any significant revenues or income to date and must be considered a start-up enterprise.

         ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

         The Company advises you that various information included in this Section, as well as other parts of this Registration Statement, include forward looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934. These statements are based on management's beliefs and assumptions, particularly related to certain projected economic results, and upon information currently available to management. Forward looking statements include the information concerning possible or assumed future results of operations by the Company set forth under such headings as "Dividend Policy," and "Management's Discussion and Analysis." Forward looking statements also include statements in which we use words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," or similar expressions indicating an intended but unknown future result. Each party relying upon this registration should understand that these constitute merely management's best projections of future results and should not be relied upon as an assurance or warranty of future results in any manner.

         The Company has processed and shipped product to all of its target markets: medical, consumer and commercial; however, due to the short period of time from inception to date, the sales volumes have been limited. As a result, the Company's Financial Statements, to date, reflect limited revenues without net earnings.

         LIQUIDITY AND CAPITAL RESOURCES. The Company's present liquidity is almost fully dependent on its present capitalization and intended initial financing efforts. At present, the Company's initial capitalization consists of tangible assets valued at $3,178,781, before depreciation, and cash of $417,489 prior to the second anticipated debenture financing from ELGT as set-out below. For accounting purposes, the fixed assets are valued at their cost basis, less depreciation. See attached Financial Statements. The Company owns an exclusive license from NimsTec Limited, for a fifty year term with a right of renewal and with no volume restrictions, to utilize the licensed technology to manufacture and market products throughout its licensed territory of Canada, Mexico and the United States. The Company is obligated to pay a license fee, in the amount five percent (5%) of the Company's gross sales, for the term of the license. Ancillary to the license is the right of the Company to non-exclusive use of various 3D equipment of NimsTec Limited during the license term without additional consideration.

         Electric and Gas Technology, Inc. (ELGT) is a diversified publicly held small technology company traded on the NASDAQ National Market System with its principal offices in Dallas, Texas. ELGT has made an initial capital investment in the Company of Five Hundred Thousand Dollars as of approximately June 30, 1999 for which it received 4,500,000 shares of Class "A" common stock of the Company, and warrants to acquire an additional 2,500,000 class "A" shares at the exercise price of $4.00 per share for a twelve month period. ELGT intends to "spin-off" or distribute to its shareholders three million shares of the common stock and two million of the warrants pursuant to a registration statement of i3Dx.com being contemporaneously filed with this Form 10-SB. If all of the warrants were exercised, of which there is no assurance, then the Company would receive an additional gross capitalization of ten million dollars.

         ELGT has also entered into a further commitment to supply to i3Dx.com an additional Five Hundred Thousand Dollars in the form of a 24 month convertible debenture, bearing interest at 8% annually, and convertible to i3Dx.com Class "A" shares at the conversion rate of $2.00 per share for a 24 month period. This convertible loan is payable upon completion of the initial i3Dx.com financing and delivery of the audited Financial Statements to ELGT. If converted, the result would cause a reduction of the debt of the Company in exchange for the issuance of 250,000 shares of i3Dx.com stock to ELGT at $2.00 per share. As noted above, $65,000 of the proceeds will be applied to purchase the minority interest in the to be formed Belgian company. This debenture is a general obligation instrument.

         Finally, ELGT will be issued Five Hundred Thousand 24 month warrants exercisable at $1.00 per share as part of the financing commitment of ELGT to the Company. These warrants will be for a 24 month period; and, if exercised, would raise an additional Five Hundred Thousand Dollars in capital for the Company. No assurance or guarantee of the exercise of these warrants can be given.

         The Company has also committed to ELGT that it will retire the $500,000 debentures from the first $4,000,000 in warrants exercised by ELGT, unless ELGT elects to convert the debenture. Again, no assurance of the exercise of these warrants can be made. If the warrants are not exercised, the Company will be carrying a debt obligation of $500,000 to ELGT which can only be paid from anticipated revenues or earnings. If these earnings do not materialize, the Company may not have any means or resources from which to pay its outstanding debt obligations and may be forced into a position of illiquidity.

         Of the proceeds received from ELGT to date, $500,000, and the anticipated additional $500,000, the Company will retire current obligations and accounts in the amount of approximately $15,000; use approximately $300,000 for marketing and operations; hold $65,000 in reserve for the purchase of an interest in the to be formed Belgian Corporation; and employ the approximate balance of $555,000 as a working capital reserve.

         RESULTS OF OPERATIONS. As noted above, the Company has very limited revenues to date. However, the Company has completed its Website and is pursuing its marketing activities as described above.

         The Company projects increasing revenue growth resulting in future net profits, but has not had quantifiable forecasts at this time which it deems sufficient for public disclosure as to anticipated revenue growth or future income.

          Management's present projected use of initial proceeds obtained from ELGT, as generally described above, is more fully set-out in the Use of Proceeds Section of the contemporaneously filed SB-2 Registration Statement for the Company. This Registration Statement, as approved, may be made available, without cost, to any interested shareholder or other party by inquiry to the Company at its offices listed above, or will be available as a filed document under the SEC EDGAR Filer Website designated as www.sec.gov.

         ITEM 3. DESCRIPTION OF PROPERTY. The Company owns $3,178,781 of tangible assets and cash of $417,489. The Company's right to the use of additional production equipment, technology and facilities under lease or license agreements are described by category below. The Company's capitalization, as described in the preceding section, primarily consists of its property and cash.

For accounting purposes, the leaseholds and license rights, including property available for non-exclusive use under the license with NimsTec, are not valued.

         TANGIBLE PRODUCTION EQUIPMENT. In addition to the tangible assets generally described above, which are used for production, the Company has the non-exclusive use, under its license, of various other equipment owned by the licensor. Title to this equipment remains with NimsTec. This equipment is not included in the Financial Statements for the Company. The Company believes its owned equipment, plus the NimsTec "use" equipment, to be sufficient equipment for the initial intended production of the 3D imaging products.

         LEASEHOLDS. The Company presently leases its principal office facilities at 4850 River Green Parkway, Duluth, Georgia. These premises consist of administrative and manufacturing area of approximately 26,500 square feet. The property is held under a seven year lease at a monthly lease rate of $ 18,000, with no right of renewal.

         ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.

In the narrative, under Item 2 above, "Management's Discussion and Analysis or Plan of Operation" the Company has generally discussed its present capitalization and debt structure and the sources of such funding and obligations from NimsTec Limited and ELGT.

In this Section, without further narrative discussion, the Company attempts to set out graphically a summary of those holdings by the principal security holders, including all warrant and options rights:

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Security Holder          Type of Security         Max. No. of              Gross Proceeds           Current
                                                  Shares Issued /          to Company               Percentage of
                                                  OR to be Issued                                   Issued Shares /
                                                                                                    percentage
                                                                                                    assuming all
                                                                                                    options or
                                                                                                    warrants ARE
                                                                                                    Exercised
-------------------------------------------------------------------------------------------------------------------
NimsTec                  Class "A"                30,000,000               Equipment (1)            87.0%
                                                                                                    -----
Limited                  Common                   (issued)                 and Assets
                                                                                                    79.5%
-------------------------------------------------------------------------------------------------------------------
NimsTec                  Class "B"                10,000,000               Equipment                100%
                                                                                                    ----
Limited                  Common                   (issued)                 and Assets
                         (51% of voting                                                             100%
                         shares)
-------------------------------------------------------------------------------------------------------------------
ELGT                     Class "A"                4,500,000                $500,000                 13.0%
                                                                                                    -----
                         Common                   (issued)                                          11.9%
-------------------------------------------------------------------------------------------------------------------


                                        9


-------------------------------------------------------------------------------------------------------------------
ELGT                     Class "A"                2,500,000                $10,000,000               0%
                         Warrants at              (issued)                 (potential)              ---
                         $4.00/share (2)                                                            6.6%
-------------------------------------------------------------------------------------------------------------------
ELGT                     24 Month Class           250,000                  $500,000                  0%
                         "A" Convertible                                                            ---
                         Debenture at                                                               .7%
                         $2.00/share (3)
-------------------------------------------------------------------------------------------------------------------
ELGT                     Warrants for             500,000                  $500,000                  0%
                         500,000 Class                                                              ---
                         "A" Shares at                                                              1.3%
                         $1.00/share (4)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

(1) NimsTec, in consideration for the initial issuance of class "A" and "B" shares, as set-out above, granted to i3Dx.com its initial equipment and assets.

(2) These warrants are exercisable at $4.00/share for twelve months and were deemed issued on July 3, 1999.

(3) This Debenture will be funded upon the filing of this Registration and is convertible by ELGT for twenty-four months at $2.00/share.

(4) These warrants are exercisable at $1.00/share for twenty-four months, and were issued on August 9, 1999.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         DIRECTORS AND EXECUTIVE OFFICERS. The following chart sets out a list of the Directors and Principal Executive Officers. Following the chart is a brief resume of each of the Directors and Officers.

---------------------------------------------------------------------------------------------------------------
      Name                      Title               Current Term           Years of Service         % of Shares
                                                                                                    Held
---------------------------------------------------------------------------------------------------------------
Dr. Jerry C.             Chairman of the          Indefinite               From Inception           0%(1)
Nims                     Board, CEO,                                       June, 1999
                         CTO,
                         Founder
---------------------------------------------------------------------------------------------------------------
Paul F. Peters           Director,                Indefinite               From Inception           0%
                         President,                                        June, 1999
                         COO
---------------------------------------------------------------------------------------------------------------


                                       10


---------------------------------------------------------------------------------------------------------------
Sir David                Deputy                   Indefinite               From Dec. 1999           0%
Gibbons                  Chairman of the
                         Board
---------------------------------------------------------------------------------------------------------------
David Perdue             Director                 Indefinite               From Dec. 1999           0%
---------------------------------------------------------------------------------------------------------------
Ronald J. Doeve          Executive Vice           Indefinite               From Oct. 1999           0%
                         President,
                         Secretary
---------------------------------------------------------------------------------------------------------------
Dr. William              Sr. Vice                 Indefinite               From Nov. 1999           0%
Karczes, PhD             President,
                         Research &
                         Development
---------------------------------------------------------------------------------------------------------------
James Collins            Treasurer, CFO           Indefinite               From Sep. 1999           0%
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

(1) Dr. Nims, while not directly own any shares in the Company, is an indirect beneficial owner by owning a little more than one-third of NimsTec Limited.

BIOGRAPHICAL INFORMATION.

         DR. JERRY C. NIMS, Age 63. Dr. Nims is the founder of the Company and acts as its Board Chairman. He is also the Chief Executive Officer and the Chief Technical Officer. Dr. Nims, and a related research group, have been active in the development of 3D technology over the past 32 years. Dr. Nims obtained his first patent in 3-Dimensional technology in 1974. From 1970 to 1984 he was involved with Nimslo Technology, Inc. in the development of various 3D technologies and patents. From 1984 to 1990, he was affiliated with Olsen Group of Norway. From 1990 to 1995 he was primarily engaged in interest outside the technology field. From 1996 to present, he has been involved with NimsTec Limited as the licensor of the technology to the Company. Dr. Nims will continue to participate with NimsTec Limited as an officer and director. He will, however, not participate, as either an officer or director of the Company, in any matter which materially effects the contractual relationship between the Company and NimsTec Limited. It is intended that Dr. Nims will serve the Company on an as needed basis.

         PAUL F. PETERS, Age 36. Mr. Peters will act as President and COO of the Company. Mr. Peters was formally with the Bank of New England as Electronic Data Processing/Financial Auditor from approximately 1985-1987. He also has worked in the investment banking field, including as Vice President for Lehman Brothers, International Private Client Group from 1988-1996. Previously, Mr. Peters was the global marketing director for NimsTec Limited from approximately 1996-1998. It is anticipated that Mr. Peters will serve the Company on a full time basis.

         SIR DAVID GIBBONS, Age 72. Sir David currently serves as the CEO of Edward Gibbons Ltd. and the Chairman of Colonial Insurance C.O. Ltd. both privately held Bermuda based corporations. From 1958-1999 Sir David served first as a Director of the Board of N.T. Butterfield & Sons Ltd. and lastly as the Chairman (1986-1997). Sir David also has a long history of service in various positions in the government of the Bahamas last serving as the Chairman of the Bermuda Monetary

Authority (1984-1986) and previously as Finance Minister and a Member or Parliament. He was awarded the title KBE by her majesty the Queen in January 1985. Sir David will serve the Company on an as needed basis.

         DAVID PERDUE, Age 45. Currently Executive Vice President for Reebok International Ltd. since 1998 where he was responsible for three of Reebok's four divisions, including Global Marketing, Global Sales and Global Operations. Prior to his affiliation with Reebok, Mr. Perdue was Senior Vice President for Haggar Apparel (1995-1998) and was responsible for global sales and distributions. From 1993 - 1995 he was the President of Sara Lee Asia. Mr. Perdue will act as a Director and consultant to the Company starting December, 1999. It is intended Mr. Perdue will serve the Company on an as needed basis. Mr. Perdue will serve on an as needed basis.

         RONALD J. DOEVE, Age 47. Present: i3Dx.com, Executive Vice President, General Counsel and Secretary. 1989 to Present: Counsel to Paribas affiliate; acquisition counsel since 1998; 1997 to Present: Counsel to Dutch Government Trustee in Georgia Litigation; 1992 to Present: Special Master/Receiver for Georgia Superior Courts, Gwinnett Circuit; 1984 to 1986:
Litigation Counsel, Department of Treasury/Internal Revenue Service, Southeast Region. Mr. Doeve will serve on a full time basis.

         DR. WILLIAM M. KARSZES, PHD, Age 52. Present: i3Dx.com, Senior Vice President, Research & Development and Manufacturing. 1992 to 1999:
President/Consultant, Plastic Associates, Inc. Over 30 years of experience in all forms of plastic processing. Wide range of employment with various multinationals including General Electric, Ciba Geigy, and Ameritech. Consulting clients including American Cyanamid, Polymer Group Inc. (PGI), AT&T, etc. Mr. Karszes will serve on a full time basis.

         JAMES COLLINS, Age 52. From 1987 to date Mr. Collins has owned and operated Collins & Company which provides management accounting services to various Bermuda based companies, including shipping and real estate interests. Mr. Collins is a member of the Institute of Chartered Accountants and was a founding member of the Institute of Chartered Accountants for Bermuda. From 1973 to 1986 he was the treasurer and held other offices in TMX, Ltd., Bermuda, the international financial and distribution affiliate of Timex Corporation. He held several directorships within the group. He was also a former director of accounting services for Peat Marwick Mitchell. Mr. Collins will act as the Chief Financial Officer and the Treasurer of the Company. It is intended Mr. Collins will serve the Company on an as needed basis.

       None of the foregoing parties has been appointed to their offices or positions pursuant to any contractual right or agreement. Each are believed to serve independently and have received their initial appointment by acting as founders or initial principals of the Company. Various compensation to be received by the officers is as set-out under Item 6., below.

ITEM 6.  EXECUTIVE COMPENSATION.

                                      Annual Compensation                         Long Term Compensation
                                 -----------------------------------     --------------------------------------
                                                                                  Awards                Payouts
                                                                         --------------------------     -------
                                                          Other          Restricted      Securities
   Name and                                               annual            stock        underlying       LTIP       All other
  principal                       Salary      Bonus     compensation       award(s)       Options/      payouts     compensation
   position             Year        ($)        ($)          ($)              ($)          SARs(#)         ($)           ($)
-------------------     ----     --------     -----     ------------     ----------      ----------     -------     ------------
Paul F. Peters,         1999      $36,000       0              0              0              0                 0         0
President

Dr. Jerry Nims,         1999      $36,000       0              0              0              0                 0         0
Chairman of the
Board, CEO


       None of the current or prospective officers have been granted any options, warrants or 401K or other stock rights in the Company. Further, the Company does not presently have any established pension, stock option, or stock incentive or related type plans.

       Salaries have been paid to Messrs. Nims and Peters since July, 1999. No Salaries have been fixed for the other officers who will initially serve on a part-time basis.

       Dr. Nims, while not directly holding shares in the Company, is a minority owner (a little more than one-third) in the licensor of the Company, NimsTec Limited, a Bermuda Corporation, which currently owns approximately 81% of the issued and outstanding Class "A" common stock of the Company and 100% of the Class "B" common stock (representing 51% of the voting rights in the Company). As a result, it should be deemed that Dr. Nims is an indirect beneficial owner of the shares set-out in the foregoing table.

       ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS. As generally described under Item 1 "Description of Business and Item 2 Management's Discussion and Analysis or Plan of Organization", there are deemed to be two affiliated entities which may have a material influence or relationship with the Company's operations.

       NimsTec Limited, as previously described, acts as a licensor for the Company for all of its technological rights. NimsTec also has a contractual relationship to supply the processing film and materials to the Company. It is doubtful the Company could continue in its intended operations in any manner without the license rights granted and equipment provided by NimsTec under the licensing agreement as generally described above. The Chairman of the Board of the Company, Dr. Nims, continues to act as a manager within NimsTec Limited, The fact that Dr. Nims is a minority interest owner in NimsTec, as well as the Chairman of the Board of the Company, may create certain potential conflicts of interest. The Company believes that is has provided adequate safeguards against these potential conflicts by adopting a protocol. Under the protocol, Dr. Nims will continue to participate in NimsTec Limited. He will, however, not participate, as either an Officer or Director of the Company, in any matter which materially effects the contractual relationship between the Company and NimsTec Limited. It is noted that the contractual relationship between these two entities is already specified and governed by the June 30, 1999 Asset and License Purchase Agreement. It is not anticipated that the Company will be involved with NimsTec Limited in any material dealings outside of the terms of said Agreement. Nonetheless, because of the predominant shareholder interest of NimsTec Limited in the Company, it should be deemed that NimsTec may be in a position to substantially control the direction of the Company.

       Secondly, ELGT should be considered as an affiliated company, as it has supplied interim capital financing to the Company and will be engaged with the Company in a "spin-off" of various shares of i3Dx.com to ELGT shareholders as part of a contemporaneously filed registration statement. While ELGT does not have a position on the Board of Directors or any management authority or rights in the Company, it does hold in excess of ten per cent of the issued and outstanding shares of the Company at the present time and by such shareholder position should be considered a control or affiliated party.

       To the best knowledge of the Company, there are no other affiliated persons or related party contractual relationships other than described in this section and more fully set-out in other parts of this Registration Statement.

       ITEM 8. DESCRIPTION OF SECURITIES. The Company has two classes of common stock. A Class "A" common stock consisting of 90 million shares, authorized at $0.01 par value and 10 million Class "B" common shares having a $0.01 par value. The Company has no preferred or other classes of shares.

       The Class "B" voting shares constitute 51% of the voting rights in the Company and are all issued and held by NimsTec Limited as previously described. Of the 90 million authorized Class "A" common shares, presently 34,500,000 shares are issued and an additional 4,250,000 shares are subject to be issued pursuant to various debenture conversion rights or warrants. The aggregate of the Class "A" shares hold 49% of the voting rights in the Company.

       The Class "B" shares would be entitled to 51% of any stock dividend and the Class "A" shares entitlement would be 49%.

       There are no preemptive rights or cumulative voting provisions in the Company. At present, the Company pays no dividends and it does not anticipate in the foreseeable future that there will be any dividends paid.

       No fully issued and subscribed share subject to redemption, assessment, or call.

       The debt securities of the Company constitute the right to acquire 250,000 class "A" shares, which may be issued pursuant to the convertible debenture as generally described under the Management's Discussion and Analysis and a total of 3,000,000 warrants for 3,000,000 Class "A" common shares. No assurance of whether the debentures will be converted or the warrants exercised can be made or given at this time.

                                     PART II


       ITEM 1. MARKET PRICE AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY & OTHER SHAREHOLDER MATTERS.

       The Company does not have a price range for its securities, as it has not issued any publicly traded stock to date. It is not anticipated that there can be any public trading in the Company's stock until after the filing and effectiveness of this registration statement and a contemporaneously filed SB-2 registration statement pertaining to the "spin off" of the Company stock to various ELGT shareholders as previously set out and explained.

       No broker/dealers or others acting as potential market makers have made any commitment to maintain or to initiate a trading market in the Company's stock upon completion of the "spin off." It is anticipated that the shares "spun off" to ELGT shareholders may be subject to limited trading on the Electronic Bulletin Board arising out of the desire to trade such securities by these shareholders, though no assurance of any such market activity can be made. The Company's longer terms objective would be to attempt to meet, as soon as possible, the listing requirements for NASDAQ "small cap" status and be traded on that market, though no assurance or warranty whether or when such qualification will be met, can be given.

       The Company does not presently pay any dividends and does not anticipate paying dividends for the foreseeable future. The Company intends to retain all earnings for growth purposes. The Company was only recently organized, in June, 1999, and has not had any formal shareholder meetings since such organization. The Company presently anticipates holding its first annual shareholders' meeting in late calendar year 2000, though no specific date has been set by the Board of Directors at this time. To the best knowledge of the Company, there are no pending shareholder matters or proposed items to be included in any special or general meeting of shareholders, nor has any such meeting been requested.

       ITEM 2.  LEGAL PROCEEDINGS.

       The Company is not aware of any legal proceedings to which the Company is a party, nor is the Company aware of any present demands, claims or causes of actions pending against the Company.

       ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

       The Company has retained the independent auditing firm of Jones, Jensen & Company of Salt Lake City, Utah to act as its independent auditors. The Company has no present disagreement with the initial audit material prepared by its independent auditors and attached to this filing. The Company has no present plans to change its auditors and would seek ratification of the continuing services of its present auditors at the next regular shareholder meeting.

       ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

       The Company has detailed under Part I of this registration, all of its initial private placement of shares and incorporates those sections by this reference. In summary, and not in limitation of the more complete disclosure set out under Part I, the Company indicates that it has initially placed its stock with two primary investors, the first being NimsTec Limited., a Bermuda Corporation, which presently holds approximately 81% of the issued stock Class "A" common being approximately 30 million shares of an authorized 90 million shares of the Company's Class "A" common stock and all of the 10 million Class "B" common stock, which Class "B" represents 51% of the voting control in the Company. These shares were issued in consideration for the transfer of the initial equipment and the capital assets of the Company.

       The second principal shareholder is ELGT Corporation, which is assisting the Company in interim financing and will spin off acquired shares to its shareholders as a public company, pursuant to a contemporaneously filed registration statement when effective. ELGT presently holds approximately 13 % of the Class "A" common stock, being 4,500,000 shares and warrants to acquire an additional 2,500,000 Class "A" shares at $4.00 a share. It is anticipated that contemporaneously with the filing of this registration, ELGT will obtain a convertible debenture, which can be exercised for up to 250,000 shares at $2.00 a share, for an additional $500,000 of capital consideration to the Company, and warrants to acquire an additional 500,000 shares at a $1.00 per share. The Company has not issued any other unregistered securities. Both of the foregoing placements were deemed completed as accredited investor sales pursuant to the exemptions provided by Section 4(b) of the Securities Act of 1933, and/or Rule 506 promulgated pursuant to such Act.

       ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

       The Company has adopted the standard indemnification provisions for officers and directors as provided by Nevada law in its Articles, which the Company generally indemnifies officers and directors from liability for good faith errors or omissions committed in the ordinary discharge of their duties. The Company is generally aware that it is the position of the SEC that any claim of indemnification as may relate to violations of U.S. Securities laws and regulations are deemed to be of no force, effect or application.

                                    PART III

       ITEM 1.  INDEX TO EXHIBITS.

       The Company attaches the following material exhibits to this registration statement:

I.   Audited Financial Statements for periods ending June 30, 1999 and
     July 31, 1999.
                                                                            Regulation
II.  Other Exhibits:                                                      S-K Designation
                                                                             Number:

A.  Share Acquisition Agreement by ELGT entitled PLAN OF REORGANIZATION         (2)
    AND FINANCING AGREEMENT WITH ADDENDUM.

B.  Articles of Incorporation and all amendments thereto.                       3(I)

C.  By-Laws.                                                                    3(ii)

D.  Debenture and Security instrument between ELGT and i3Dx.com.                (4)

E.  Opinion re legality                                                         (5)

F.  Asset and License Purchase Agreement between NimsTec Limited                (10)
     and the Company with Amendment. [Application for confidential filing pending]

G.  Financial Data Schedule                                                     (27)


       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Registrant:

                                       i3Dx.com

Date: November 12, 1999                /s/ Paul F. Peters
                                       --------------------------------
                                       Paul F. Peters
                                       Its President
                                    i3Dx.COM
                               (FORMERLY 3-Dx.com)
                             (A NEVADA CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                         JULY 31, 1999 AND JUNE 30, 1999

                                C O N T E N T S

Independent Auditors' Report............................................................................ 3

Balance Sheets.......................................................................................... 4

Statements of Operations................................................................................ 6

Statements of Stockholders' Equity...................................................................... 7

Statements of Cash Flows................................................................................ 8

Notes to the Financial Statements...................................................................... 10

                                  [LETTERHEAD]

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
i3Dx.com
(Formerly 3-Dx.com)
(A Nevada Corporation)
(A Development Stage Company)
Duluth, Georgia

We have audited the accompanying balance sheets of i3Dx.com (formerly 3-Dx.com) (a Nevada corporation) (a development stage company) as of July 31, 1999 and June 30, 1999 and the related statements of operations, stockholders' equity and cash flows for the one month ended July 31, 1999 and from inception on June 18, 1999 through June 30, 1999 and from inception on June 18, 1999 through July 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of i3Dx.com (formerly 3-Dx.com) (a Nevada corporation) (a development stage company) as of July 31, 1999 and June 30, 1999 and the results of its operations and its cash flows for the one month ended July 31, 1999 and from inception on June 18, 1999 through June 30, 1999 and from inception on June 18, 1999 through July 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has suffered losses from operations since inception, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Jones, Jensen & Company
Jones, Jensen & Company
Salt Lake City, Utah
September 20, 1999

                                    I3DX.COM
                               (Formerly 3-Dx.com)
                             (A Nevada Corporation)
                          (A Development Stage Company)
                                 Balance Sheets


                                     ASSETS

                                                                             July 31,               June 30,
                                                                               1999                   1999
                                                                         -----------------     -----------------
CURRENT ASSETS

   Cash                                                                  $         417,489     $          -
   Accounts receivable, net (Note 1)                                                14,508                -
   Prepaids                                                                         13,333                -
   Inventory (Note 1)                                                                4,658                -
                                                                         -----------------     -----------------

     Total Current Assets                                                          449,988                -
                                                                         -----------------     -----------------

FIXED ASSETS (Note 1)

   Machinery and equipment                                                       3,178,781             3,166,700
   Less accumulated depreciation                                                   (26,389)               -
                                                                         -----------------     -----------------

     Total Fixed Assets                                                          3,152,392             3,166,700
                                                                         -----------------     -----------------

OTHER ASSETS

   Deposits                                                                         18,000                -
                                                                         -----------------     -----------------

     Total Other Assets                                                             18,000                -
                                                                         -----------------     -----------------

     TOTAL ASSETS                                                        $       3,620,380     $       3,166,700
                                                                         =================     =================

              The accompanying notes are an integral part of these
                             financial statements.

                                    I3DX.COM
                               (Formerly 3-Dx.com)
                             (A Nevada Corporation)
                          (A Development Stage Company)
                           Balance Sheets (Continued)


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                              July 31,              June 30,
                                                                               1999                   1999
                                                                         -----------------     -----------------
CURRENT LIABILITIES

   Accounts payable                                                      $          15,363     $          -
   Accrued expenses                                                                  5,298                -
                                                                         -----------------     -----------------

     Total Current Liabilities                                                      20,661                -
                                                                         -----------------     -----------------

     Total Liabilities                                                              20,661                -
                                                                         -----------------     -----------------

COMMITMENTS AND CONTINGENCIES (Note 4)

STOCKHOLDERS' EQUITY (Note 2)

   Common stock, class A; 90,000,000 shares
    authorized of $0.01 par value, 34,500,000
    shares issued and outstanding                                                  345,000               345,000
   Common stock, class B; 10,000,000 shares
    authorized of $0.01 par value, 10,000,000
    shares issued and outstanding                                                  100,000               100,000
   Additional paid-in capital                                                    3,221,700             3,221,700
   Stock subscription receivable                                                    -                   (500,000)
   Accumulated deficit                                                             (66,981)               -
                                                                         -----------------     -----------------

     Total Stockholders' Equity                                                  3,599,719             3,166,700
                                                                         -----------------     -----------------

     TOTAL LIABILITIES AND STOCKHOLDERS'
      EQUITY                                                             $       3,620,380     $       3,166,700
                                                                         =================     =================

              The accompanying notes are an integral part of these
                             financial statements.

                                    I3DX.COM
                               (Formerly 3-Dx.com)
                             (A Nevada Corporation)
                          (A Development Stage Company)
                            Statements of Operations

                                                        For the                   From Inception on
                                                        One Month                June 18, 1999 Through
                                                          Ended          ---------------------------------------
                                                        July 31,              June 30,             July 31,
                                                          1999                 1999                  1999
                                                    ------------------   -----------------     -----------------
NET SALES                                           $           31,641   $          -          $          31,641

COST OF GOODS SOLD                                               7,887              -                      7,887
                                                    ------------------   -----------------     -----------------

GROSS MARGIN                                                    23,754              -                     23,754
                                                    ------------------   -----------------     -----------------

OPERATING EXPENSES

   General and administrative                                   15,749              -                     15,749
   Rent                                                         18,000              -                     18,000
   Depreciation                                                 26,389              -                     26,389
   Salaries and wages                                           31,048              -                     31,048
                                                    ------------------   -----------------     -----------------

     Total Operating Expenses                                   91,186              -                     91,186
                                                    ------------------   -----------------     -----------------

OPERATING LOSS                                                 (67,432)             -                    (67,432)
                                                    ------------------   -----------------     -----------------

OTHER INCOME

   Interest income                                                 451              -                        451
                                                    ------------------   -----------------     -----------------

     Total Other Income                                            451              -                        451
                                                    ------------------   -----------------     -----------------

LOSS BEFORE INCOME TAXES                                       (66,981)             -                    (66,981)

INCOME TAXES                                                    -                   -                     -
                                                    ------------------   -----------------     -----------------

NET LOSS                                            $          (66,981)  $          -          $         (66,981)
                                                    ==================   =================     =================

BASIC LOSS PER COMMON SHARE                         $             0.00   $            0.00     $            0.00
                                                    ==================   =================     =================

FULLY DILUTED LOSS PER
 COMMON SHARE                                       $             0.00   $            0.00     $            0.00
                                                    ==================   =================     =================



              The accompanying notes are an integral part of these
                             financial statements.

                                    I3DX.COM
                               (Formerly 3-Dx.com)
                             (A Nevada Corporation)
                          (A Development Stage Company)
                       Statements of Stockholders' Equity

                                        Common                        Common             Additional      Stock
                                     Class A Stock                 Class B Stock          Paid-In      Subscription   Accumulated
                                 Shares          Amount         Shares        Amount      Capital       Receivable      Deficit
                              -------------  -------------  -------------  -----------  ------------   ------------   -----------
Balance at inception on
 June 18, 1999                       -       $      -              -       $    -       $     -        $      -       $      -

Common stock issued for
 machinery valued at
 approximately $0.08
 per share                       30,000,000        300,000     10,000,000      100,000     2,766,700          -              -

Common stock subscribed
 for at approximately
 $0.11 per share                  4,500,000         45,000         -            -            455,000        (500,000)        -

Net loss from inception on
 June 18, 1999 through
 June 30, 1999                       -              -              -            -             -               -              -
                              -------------  -------------  -------------  -----------  ------------   -------------  -------------

Balance, June 30, 1999           34,500,000        345,000     10,000,000      100,000     3,221,700        (500,000)        -

Cash received on stock
 subscription receivable             -              -              -            -             -              500,000         -

Net loss for the one month
 ended July 31, 1999                 -              -              -            -             -               -             (66,981)
                              -------------  -------------  -------------  -----------  ------------   -------------  -------------

Balance, July 31, 1999           34,500,000  $     345,000     10,000,000  $   100,000  $  3,221,700   $      -       $     (66,981)
                              =============  =============  =============  ===========  ============   =============  =============


              The accompanying notes are an integral part of these
                             financial statements.

                                    I3DX.COM
                               (Formerly 3-Dx.com)
                             (A Nevada Corporation)
                          (A Development Stage Company)
                            Statements of Cash Flows

                                                               For the                  From Inception on
                                                              One Month                June 18, 1999 Through
                                                                Ended           ----------------------------------
                                                               July 31,            June 30,          July 31,
                                                                1999                1999               1999
                                                             ---------------    ---------------   ----------------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                                  $       (66,981)   $        -        $        (66,981)
   Adjustments to reconcile net loss to net cash
    used by operating activities:
     Depreciation                                                     26,389             -                  26,389
   Changes in operating assets and liabilities:
     Increase in accounts receivable                                 (14,508)            -                 (14,508)
     Increase in prepaids                                            (13,333)            -                 (13,333)
     Increase in inventory                                            (4,658)            -                  (4,658)
     Increase in deposits                                            (18,000)            -                 (18,000)
     Increase in accounts payable                                     15,363             -                  15,363
     Increase in accrued expenses                                      5,298             -                   5,298
                                                             ---------------    ---------------   ----------------

       Net Cash Used by Operating Activities                         (70,430)            -                 (70,430)
                                                             ---------------    ---------------   ----------------

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of fixed assets                                          (12,081)            -                 (12,081)
                                                             ---------------    ---------------   ----------------

       Net Cash Used by Investing Activities                         (12,081)            -                 (12,081)
                                                             ---------------    ---------------   ----------------

CASH FLOWS FROM FINANCING ACTIVITIES

   Proceeds from stock subscription receivable                       500,000             -                 500,000
                                                             ---------------    ---------------   ----------------

       Net Cash Provided by Financing Activities                     500,000             -                 500,000
                                                             ---------------    ---------------   ----------------

NET INCREASE IN CASH                                                 417,489             -                 417,489

CASH AT BEGINNING OF PERIOD                                           -                  -                  -
                                                             ---------------    ---------------   ----------------

CASH AT END OF PERIOD                                        $       417,489    $        -        $        417,489
                                                             ===============    ===============   ================



              The accompanying notes are an integral part of these
                             financial statements.

                                    I3DX.COM
                               (Formerly 3-Dx.com)
                             (A Nevada Corporation)
                          (A Development Stage Company)
                      Statements of Cash Flows (Continued)

                                                                For the                  From Inception on
                                                               One Month               June 18, 1999 Through
                                                                 Ended          ----------------------------------
                                                                July 31,             June 30,         July 31,
                                                                  1999                1999              1999
                                                             ---------------    ---------------   ----------------
CASH PAID FOR:

   Income taxes                                              $        -         $        -        $         -
   Interest                                                  $        -         $        -        $         -

NON-CASH FINANCING ACTIVITIES:

   Common stock issued for machinery                         $        -         $     3,166,700   $      3,166,700
   Common stock issued for stock
     subscription receivable                                 $        -         $       500,000   $        500,000

































              The accompanying notes are an integral part of these
                             financial statements.

                                    I3DX.COM
                               (Formerly 3-Dx.com)
                             (A Nevada Corporation)
                          (A Development Stage Company)
                        Notes to the Financial Statements
                         July 31, 1999 and June 30, 1999


NOTE 1 -      ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

              a.  Organization

              On August 16, 1999, the Company filed an amendment to its articles of incorporation changing its name from 3-Dx.com to i3Dx.com. i3Dx.com (the Company) was incorporated under the laws of the State of Nevada on June 18, 1999. The Company is a hi-tech company which utilizes the internet (www.i3dx.com) for the development and distribution of its products. The Company's technology is based on three-dimensional photographic lenticular imaging and is suitable for any application which may benefit from increased visualization, such as medical imaging, advertising and marketing.

              The Company maintains a 26,500 square foot manufacturing and processing facility in Duluth, Georgia where it mass-produces 3D images in both reflective print and transparency formats for the commercial, medical and consumer markets.

              b.  Cash and Cash Equivalents

              For purposes of financial statement presentation, the Company considers all highly liquid investments with a maturity of three months or less, from the date of purchase, to be cash equivalents.

              c.  Accounts Receivable

              Accounts receivable are shown net of the allowance for doubtful accounts of $-0- at July 31, 1999 and June 30, 1999.

              d.  Fixed Assets

              Fixed assets are stated at cost less accumulated depreciation. Depreciation on machinery is provided using the straight-line method over an expected useful life of ten (10) years. Depreciation on equipment is provided using the straight-line method over an expected life of five (5) years. Depreciation expense for the one month ended July 31, 1999 and from inception on June 18, 1999 through June 30, 1999 was $26,389 and $-0-, respectively.

              e.  Inventory

              Inventory consists of lenticular print film for use in the development of film and pictures. Inventory is stated at the lower of cost determined by the first-in, first-out method or market. At July 31, 1999 and June 30, 1999, inventory amounted to $4,658 and $-0-, respectively.

              f.  Accounting Method

              The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a June 30 year end.

                                    I3DX.COM
                               (Formerly 3-Dx.com)
                             (A Nevada Corporation)
                          (A Development Stage Company)
                        Notes to the Financial Statements
                         July 31, 1999 and June 30, 1999


NOTE 1 -      ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

              g.  Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              h.  Advertising

              The Company follows the policy of charging the costs of advertising to expense as incurred.

              i.  Credit Risks

              The Company maintains two cash accounts in one bank in Georgia. The Federal Deposit Insurance Corporation insures accounts to $100,000. The Company's accounts exceeded the insured amount by $220,109 and $-0- at July 31, 1999 and June 30, 1999,
              respectively.

              j.  Income Taxes

              No provision for federal income taxes has been made at July 31, 1999 due to an accumulated operating loss. The Company has accumulated a $66,981 net operating loss as of July 31, 1999, which may be used to reduce taxable income and income taxes in future years. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operation loss carryforwards. The carryforwards expire in 2019.

              k.  Revenue Recognition

              Revenue is recognized upon shipment of goods to the customer.

              l.  Basic and Fully Diluted Loss Per Share

              During February 1997, the FASB issued Statement of Financial Accounting Standard No. 128, "Earnings per Share". This statement changed the method in which earnings (loss) per share are determined. The new standard requires the computation of basic earnings (loss) per share and earnings (loss) per share assuming dilution. Warrants (Note 3) to purchase 2,500,000 shares of class A common stock at $4.00 per share were outstanding at July 31, 1999 and June 30, 1999. They were not included in the computation of net loss per common share because they would have had an antidilutive effect on the net loss per common share for the periods ended July 31, 1999 and June 30, 1999. Basic net loss per common share and assuming dilution were the same for the periods ended July 31, 1999 and June 30, 1999.


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

                                    I3DX.COM
                               (Formerly 3-Dx.com)
                             (A Nevada Corporation)
                          (A Development Stage Company)
                        Notes to the Financial Statements
                         July 31, 1999 and June 30, 1999


NOTE 2 -      STOCKHOLDERS' EQUITY

              The Company has authorized 90,000,000 shares of Class A common stock (Class A) and 10,000,000 shares of Class B common stock (Class B). Each class of stock is entitled to the following provisions as outlined below:

              DIVIDEND PROVISIONS

              The holders of shares of Class A shall be entitled to receive, when and as declared by the Board of Directors out of any funds at the time legally available thereof, forty-nine percent (49%) of all common stock dividends of the Company. Each share of Class A shall rank on parity with each other share of Class A with respect to dividends. Dividend payments to the holders of shares of Class A shall be payable in cash by delivery of a check to each entitled holder's address which is registered with the Secretary of the Company.

              The holders of shares of Class B shall be entitled to receive, when and as declared by the Board of Directors out of any funds at the time legally available thereof, fifty-one percent (51%) of all common stock dividends of the Company. Each share of Class B shall rank on parity with each other share of Class B with respect to dividends. Dividend payments to the holders of shares of Class B shall be payable in cash by delivery of a check to each entitled holder's address which is registered with the Secretary of the Company.

              LIQUIDATION PROVISIONS

              In the event of any liquidation, dissolution or winding up of the Company, whether voluntary of involuntary, the Class A and Class B shall be entitled to receive an amount equal to forty-nine percent (49%) and fifty-one percent (51%), respectively, of the amount payable with respect to all classes of common stock distributed ratably to the holders of common stock.

              VOTING PROVISIONS

              The holders of shares of Class A and Class B shall be entitled to forty-nine percent (49%) and fifty-one percent (51%), respectively, of the votes then held on all matters of which the shareholders of the Company are entitled to vote.

NOTE 3 -      WARRANTS

              On June 30, 1999, the Company issued warrants to purchase up to 2,500,000 shares of the Company's Class A common stock. The warrants are exercisable at $4.00 per share. The warrants were issued as additional consideration for purchasing stock for $500,000. The warrants expire on June 30, 2000.

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

                                    I3DX.COM
                               (Formerly 3-Dx.com)
                             (A Nevada Corporation)
                          (A Development Stage Company)
                        Notes to the Financial Statements
                         July 31, 1999 and June 30, 1999


NOTE 4 -      COMMITMENTS AND CONTINGENCIES

              On July 1, 1999, the Company entered into a seven (7) year lease agreement with a related party for office and warehouse space located in Duluth, Georgia. The lease obligation is currently $18,000 per month with annual increases in proportion to any increase in the CPI from the date the lease is signed.

NOTE 5 -      LICENSE RIGHTS - RELATED PARTY

              On June 30, 1999, the Company acquired certain license rights from a related company in exchange for a license fee of five percent (5%) of gross sales attributable to the license rights. The license includes the exclusive rights in Canada, Mexico and the United States to manufacture and market animated and/or 3-dimensional photographic lenticular (micro-lens) images for the initial period of fifty (50) years without volume restrictions. The license may be renewed for a second fifty (50) years on like terms. The Company may also sub-license the licensed rights with written permission from the Licensor.

NOTE 6 -      GOING CONCERN

              The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred operating losses from its inception through July 31, 1999. It has not established revenues sufficient to cover its operating costs which raises doubt about its ability to continue as a going concern. However, results of operations are within the expectations of management due to the early stage of the Company's existence. Management believes that revenues will be sufficient to cover and exceed operating costs by the end of fiscal year 2000. In the interim, management plans to obtain equity financing sufficient to cover its operating costs.



















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